UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5
to
SCHEDULE 13E-3
(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

PERRY ELLIS INTERNATIONAL, INC.
(Name of Issuer)

Perry Ellis International, Inc.
Feldenkreis Holdings LLC
GF Merger Sub, Inc.
George Feldenkreis
Oscar Feldenkreis
Fanny Hanono
The George Feldenkreis Revocable Trust UAD 12/23/13
The Oscar Feldenkreis Revocable Trust UAD 05/06/11
The Fanny Hanono Revocable Trust UAD 07/06/11
The Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
The Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
The Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

288853104
(CUSIP Number of Class of Securities)

Tricia Thompkins Executive Vice President, General Counsel and Secretary Perry Ellis International, Inc. 3000 N.W. 107th Avenue Miami, FL 33172 (305) 592-2830	George Feldenkreis Feldenkreis Holdings LLC 4810 NW 74 Avenue Miami, FL 33166 (305) 499-9789

           (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Roddenberry Carl D. Roston Akerman LLP 98 Southeast Seventh Street, Suite 1100 Miami, FL 33131 (305) 374-5600	Robert B. Schumer Kelley D. Parker Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of Americas New York, NY 10019 (212) 373-3000	Steve Wolosky Elizabeth R. Gonzalez-Sussman Michael R. Neidell Olshan Frome Wolosky LLP 1325 Avenue of the Americas New York, NY 10019 (212) 451-2300

           This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer.
☐	None of the above.

           Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

           Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$437,342,760.89	$54,450.00

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (i) (A) 15,892,593 shares of Company Common Stock (including 635,975 shares of Company Common Stock issuable pursuant to a corresponding number of restricted stock awards) issued and outstanding, multiplied by (B) $27.50 (the “per share merger consideration”), (ii) (A) 5,001 options to acquire a corresponding number of shares of Company Common Stock under the Company Equity Plan, converted into the right to receive (B) the excess, if any, of the per share merger consideration over the per share exercise or purchase price of the applicable Company option at the time of calculation, and (iii) (A) 27,973 stock appreciation rights with respect to a corresponding number of shares of Company Common Stock granted under the Company Equity Plan, converted into the right to receive (B) the excess, if any, of the per share merger consideration over the exercise price per share of Company Common Stock subject to such Company stock appreciation right at the time of calculation.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54,450.00	Filing Party:	Perry Ellis International, Inc.
Form or Registration No.:	Schedule 14A—Preliminary Proxy Statement	Date Filed:	July 11, 2018

INTRODUCTION

This Amendment No. 5 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Perry Ellis International, Inc. (“Perry Ellis,” or the “Company”), a Florida corporation and the issuer of the common stock, par value $0.01 per share (the “Perry Ellis common stock”), that is subject to the Rule 13e-3 transaction; (ii) Feldenkreis Holdings LLC (“Parent”), a Delaware limited liability company; (iii) GF Merger Sub, Inc. (“Merger Sub”), a Florida corporation and a wholly-owned subsidiary of Parent; (iv) George Feldenkreis; (v) Oscar Feldenkreis; (vi) Fanny Hanono; (vii) the George Feldenkreis Revocable Trust UAD 12/23/13; (viii) the Oscar Feldenkreis Revocable Trust UAD 05/06/11; (ix) the Fanny Hanono Revocable Trust UAD 07/06/11; (x) the Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12; (xi) the Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12; and (xii) the Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12. Filing Persons (iv) through (xii) are collectively referred to herein as the “Rollover Investors.”

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of this Transaction Statement. Except as otherwise set forth below, the information set forth in the Schedule 13E-3 remains unchanged. This Final Amendment is being filed to reflect certain updates as reflected below.

Item 15.	Additional Information

(c)        Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On October 18, 2018, at a special meeting of Perry Ellis shareholders (the “Special Meeting”), Perry Ellis’ shareholders voted to (i) adopt the Agreement and Plan of Merger, dated as of June 15, 2018 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub, and (ii) approve, by a non-binding advisory vote, certain items compensation that are based on or otherwise related to the Merger (as defined below) and may become payable to certain named executive officers of the Company under existing agreements with the Company. The Merger Agreement was approved by (1) the affirmative vote of shareholders holding a majority of the shares of Perry Ellis common stock entitled to vote thereon outstanding as of the close of business on the record date for the Special Meeting and (2) the affirmative vote of shareholders holding a majority of the shares of Perry Ellis common stock entitled to vote thereon outstanding as of the close of business on the record date for the Special Meeting that were not directly or indirectly owned by the Rollover Investors, any other officers or directors of the Company or any other person having any equity interest in, or right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary.

On October 22, 2018, Perry Ellis filed Articles of Merger with the Secretary of State of the State of Florida, pursuant to which Merger Sub was merged with and into Perry Ellis (the “Merger”), with Perry Ellis continuing as the surviving corporation in the Merger (the “Surviving Corporation”). As a result of the Merger, Perry Ellis became a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each share of Perry Ellis common stock, other than as provided below, was converted into the right to receive $27.50 in cash (the “per share merger consideration”), without interest and less applicable withholding taxes. The following shares of Perry Ellis common stock were not converted into the right to receive the per share merger consideration in connection with the Merger: (i) shares of Perry Ellis common stock owned by the Company and its wholly-owned subsidiaries, (ii) shares of Perry Ellis common stock owned by Parent and its subsidiaries, including such shares contributed to Parent by each Rollover Investor pursuant to the applicable rollover commitment letter under which, and subject to the terms and conditions of which, such Rollover Investor committed to contribute to Parent the amount of shares of Perry Ellis common stock set forth therein, and (iii) shares of Perry Ellis common stock whose holders did not vote in favor of adopting the Merger Agreement and have demanded and perfected their appraisal rights in accordance with the Florida Business Corporation Act.

As a result of the Merger, Perry Ellis common stock has ceased to trade on the NASDAQ Global Select Market (“NASDAQ”) and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act.  Perry Ellis has requested that NASDAQ file with the SEC a notification of removal from listing on Form 25 with respect to the delisting of the Perry Ellis common stock from NASDAQ.  Perry Ellis intends to file with the SEC a certification on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Perry Ellis International, Inc.
By:	/s/ Tricia McDermott Thompkins
	Name:	Tricia McDermott Thompkins
	Title:	EVP, General Counsel and Secretary

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Feldenkreis Holdings LLC
By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	Manager

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GF Merger Sub, Inc.
By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	President and Chief Executive Officer

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

George Feldenkreis
/s/ George Feldenkreis

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Oscar Feldenkreis
/s/ Oscar Feldenkreis

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fanny Hanono
/s/ Fanny Hanono

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE George Feldenkreis Revocable Trust UAD 12/23/13
By:	/s/ George Feldenkreis
	Name:	George Feldenkreis
	Title:	Trustee

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE Oscar Feldenkreis Revocable Trust UAD 05/06/11
By:	/s/ Oscar Feldenkreis
	Name:	Oscar Feldenkreis
	Title:	Trustee

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE Fanny Hanono Revocable Trust UAD 07/06/11
By:	/s/ Fanny Hanono
	Name:	Fanny Hanono
	Title:	Trustee

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
By:	/s/ Elena Feldenkreis
	Name:	Elena Feldenkreis
	Title:	Trustee

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
By:	/s/ Elena Feldenkreis
	Name:	Elena Feldenkreis
	Title:	Trustee

Dated: October 22, 2018

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12
By:	/s/ Elena Feldenkreis
	Name:	Elena Feldenkreis
	Title:	Trustee

Dated: October 22, 2018

EXHIBIT INDEX

(a)(2)(i)	Definitive Proxy Statement of Perry Ellis International, Inc., (included in the Schedule 14A filed on September 10, 2018, and incorporated herein by reference) (the “Definitive Proxy Statement”).

(a)(2)(ii)	Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(5)(i)	Joint press release issued by Perry Ellis International, Inc., dated June 16, 2018 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 18, 2018, and incorporated herein by reference).

(a)(5)(ii)	Letter to Employees, dated June 16, 2018 included as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed on June 18, 2018, and incorporated herein by reference).

(b)(1)†	Debt Commitment Letter, dated as of June 15, 2018, by and between Fortress Credit Advisors LLC and Feldenkreis Holdings LLC.

(b)(2)†	Amended and Restated Debt Commitment Letter, dated as of June 30, 2018, by and between Wells Fargo Bank, National Association and Feldenkreis Holdings LLC.

(c)(1)†	Opinion of PJ SOLOMON, dated June 15, 2018 (included as Appendix C to the Definitive Proxy Statement, and incorporated herein by reference).

(c)(2)†	Discussion Materials, dated June 15, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(3)†	Financing Analysis, dated June 15, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(4)†	Financing Analysis, dated June 11, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(5)†	Financing Analysis, dated June 2, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(6)*†	Discussion Materials, dated April 12, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(7)†	Discussion Materials, dated March 3, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(8)†	Financing Analysis, dated July 31, 2018, of PJ SOLOMON to the Special Committee of the Board of Directors of the Company.

(c)(9)*†	Severance Program Review, dated April 20, 2018, of FW Cook to the Compensation Committee of the Board of Directors of the Company.

(c)(10)*†	Business Plan Review, dated April 6, 2018, of AlixPartners to the Special Committee of the Board of Directors of the Company.

(d)(1)	Agreement and Plan of Merger, dated as of June 15, 2018, by and among Feldenkreis Holdings LLC, GF Merger Sub, Inc. and Perry Ellis International, Inc. (included as Appendix A to the Definitive Proxy Statement, and incorporated herein by reference).

(d)(2)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between George Feldenkreis and Feldenkreis Holdings LLC.

(d)(3)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between Oscar Feldenkreis and Feldenkreis Holdings LLC.

(d)(4)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between Fanny Hanono and Feldenkreis Holdings LLC.

(d)(5)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The George Feldenkreis Revocable Trust UAD 12/23/13 and Feldenkreis Holdings LLC.

(d)(6)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Oscar Feldenkreis Revocable Trust UAD 05/06/11 and Feldenkreis Holdings LLC.

(d)(7)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Fanny Hanono Revocable Trust UAD 07/06/11 and Feldenkreis Holdings LLC.

(d)(8)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12 and Feldenkreis Holdings LLC.

(d)(9)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12 and Feldenkreis Holdings LLC.

(d)(10)†	Equity Rollover Agreement, dated as of June 15, 2018, by and between The Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12 and Feldenkreis Holdings LLC.

(d)(11)†	Voting Agreement, dated as of June 15, 2018, by and among Feldenkreis Holdings LLC, George Feldenkreis, Oscar Feldenkreis, Fanny Hanono, The George Feldenkreis Revocable Trust UAD 12/23/13, The Oscar Feldenkreis Revocable Trust UAD 05/06/11, The Fanny Hanono Revocable Trust UAD 07/06/11, The Erica Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, The Jennifer Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, The Stephanie Feldenkreis 2012 Irrevocable Trust UAD 10/17/12, and Perry Ellis International, Inc.

(d)(12)†	Limited Guarantee, dated as of June 15, 2018, by and between George Feldenkreis and Perry Ellis International, Inc.

(d)(13)†	Pledge and Security Agreement, dated as of June 15, 2018, by and between Perry Ellis International, Inc. and George Feldenkreis.

(f)	Sections 607.1301-607.1333 of the Florida Business Corporation Act (included as Appendix B to the Definitive Proxy Statement, and incorporated herein by reference).

(g)	None.

*	Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

†	Previously filed.